Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

PARTICIPANTS

Josh Comstock, Founder, Chairman & Chief Executive Officer, C&J Energy Services, Inc.

E-MAIL COMMUNICATION

Video Link: http://youtu.be/w0qXv86hG48

June 25, 2014

To the valued employees of C&J Energy Services,

Over the past couple of years, thanks to the hard work and dedication of our talented employees, we have made remarkable progress transforming C&J Energy Services into a diversified, leading provider of technologically advanced completion services. I am proud to share with you that we have taken another huge step forward in executing our long-term growth strategy.

I am excited to announce that we have signed an agreement to acquire Nabors’s completion and production businesses (“NCPS”), which will elevate C&J to the fifth largest completion and production services company, with over 10,000 employees operating across the U.S. and into Western Canada. This strategic combination will also give us the size, scale and resources to support further growth and better position C&J to compete globally.

This monumental event was publicly announced a few minutes ago and a copy of the press release is attached to this email. In addition to the video message included in this email, you are invited to listen to the webcast of our investor call, available on C&J’s website, to learn more about this powerful combination of complementary businesses.

I am sure that most of you are familiar with Nabors and know that NCPS is a highly respected, diversified provider of premium oilfield services, with sizable operations and an established geographic footprint across the U.S. and into Canada. The joining of our companies will provide C&J with a highly diversified service offering and significant operating efficiencies. We will possess significantly greater capacity for our hydraulic fracturing, coiled tubing and wireline operations, and introduce cementing to this suite of best-in-class completion services. The addition of NCPS’ industry-leading production services will also bring meaningful diversification to our operations, and make us the number one largest fluids hauling business and number two largest well servicing business.

I want each of you to be confident, as I am, that this combination represents an outstanding opportunity for you personally. Our bigger scale and diversified service offerings will give our employees many opportunities for career growth and development. The employees of both C&J Energy Services and NCPS are an important part of this transaction. You’ve worked hard to make C&J the best company in the industry and you should be very excited about what lies ahead. .

We expect complete this transaction by the end of the year. Although some changes are inevitable as we move to integrate our companies, we are committed to delivering a successful and seamless integration and I am counting on each and every one of you to help us do that. We will take a “best of both” approach and not look to fix anything that isn’t broken.

I know many of you will have questions, some of which we may not have answers to at this time. I encourage you to talk with your supervisor or HR representative about your questions and concerns. We will do our best to address them when and where we can, as appropriate. For now, I have included a few Q&As at the end of this email that hopefully answer some of your immediate questions.

To avoid any regulatory issues, until the transaction closes, C&J will continue to operate as an independent and standalone business. With the exception of designated members of the transaction team, you should have no direct interaction with the employees of Nabors Drilling or NCPS so we stay in compliance with anti-trust regulations. Any calls you receive from media, should be directed to John Fitzpatrick (713-325-6082) or Danielle Foley (713-325-6090). Please do not answer any questions or give any commentary about this transaction to any member of the media.

I know that you are motivated and excited about the future, and we are thankful to have such an incredible group of committed, talented, and passionate people. We couldn’t do this without you. We must maintain our passion and remain focused on our priorities — providing the most efficient and effective solutions for customers. As always, thank you for your commitment to C&J and for the great work you do each and every day

Sincerely,

Josh Comstock

Founder, Chairman & Chief Executive Officer

FREQUENTLY ASKED QUESTIONS SECTION

The press release states that this is a merger, and that Nabors will own more than 50% of C&J’s stock, so are we really acquiring NCPS or are they acquiring us?

We are acquiring Nabors’ production and completion businesses and our joined company will continue to be C&J Energy Services. I will continue to serve as Chief Executive Officer with Randy McMullen serving as President and Chief Financial Officer and Don Gawick serving as Chief Operating Officer. The rest of the management team will also remain in place, with our corporate headquarters located here in our current offices in Houston.

Nabors’ decision to commit to and invest in our company through share ownership as well as a global alliance agreement is a testament to C&J Energy Services.

Will the C&J Energy Services logo and colors remain the same?

Yes. This is a significant C&J transaction, as we take our company to the next level. We will continue to operate under the C&J Energy Services name and branding. The C&J logo will continue to be on our equipment, uniforms, facilities, etc.

How will employees benefit from this deal?

Employees of both companies will benefit from new opportunities created by the combined company’s scale and enhanced business lines. The transaction makes C&J stronger, more diversified and better able to grow in our various markets. As C&J grows and makes the most of opportunities, the combined entity’s employees will also grow along with the company and receive focused attention from management.

How will this impact my day-to-day activities?

For now, it is business as usual. This transaction is not expected to affect operations or responsibilities at this time. All aspects of the business will continue to operate as normal to best serve our customers. We ask all of you for your support in ensuring that our operations continue to operate safely and reliably. It is important that we all stay focused and serve our customers at the same high level to which they have become accustomed

In fact, to avoid any regulatory issues, until the transaction closes, C&J will continue to operate as an independent and standalone business. With the exception of designated members of the transaction team, you should have no direct interaction with the employees of Nabors so we stay in compliance with anti-trust regulations.

Will my job change?

For now, it is business as usual. This transaction will not affect operations or responsibilities at this time. All aspects of the business will continue to operate as normal to best serve our customers.

Will any employees be laid off?

This transaction was done with growth in mind, not contraction. We anticipate the ability to create new growth opportunities for employees as a result of our improved scale and enhanced business lines.

Will any employees have to be relocated?

It is too early in the process to make any definitive statements. Right now, we are focused on closing the transaction.

When we do have updates about the transaction, we will speak to our employees directly.

Will salaries or benefits change?

We intend to take a best of both approach, capitalizing on the strength of each company. to create optimal benefits package for our employees.

Will the company culture change?

Not at all. One of the benefits of this transaction is the complimentary nature of the two businesses, including their entrepreneurial nature and commitment to hard work and dedicated customer service. Although some changes are inevitable as we integrate our organizations, our core values and operating philosophy will not change.

How will this impact our service offerings to customers?

This transaction is not expected to affect our operations, responsibilities or service offerings at this time. All aspects of the business will continue to operate as normal to best serve our customers. Over time, customers of the combined company will benefit from our ability to provide enhanced offerings and more diversified business lines.

How will this impact our current and planned operations?

This transaction is about growth and creating new growth opportunities for the combined company, its employees and customers.

What should I say to my customers?

Please inform your customers that we are focused on closing the transaction and until that occurs, it is business as usual. We look forward to providing them with greater resources and opportunities as a result of this transaction. We will provide further updates as available.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion Limited (“Red Lion”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Nabors Industries Ltd. (“Nabors”) and a proxy statement of C&J Energy Services (the “Company”). Nabors and the Company also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Nabors and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors will be available free of charge on Nabors’s internet website at http://www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’s Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

The Company, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of the Company as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the control of Nabors and the Company, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of the Company to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of the Company’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Nabors following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Nabors and the Company caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’s and the Company’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Nabors, the Company, the proposed transaction or other matters attributable to Nabors and the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor the Company undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.